September 26, 2023

Kimberly Browning

Megan Miller

United States Securities

and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	NXG Cushing Midstream Energy Fund – Registration Statement on Form N-2 (File No. 333-273954)

Dear Ms. Browning and Ms. Miller:

We are in receipt of the telephonic comments of the staff of the Securities and Exchange Commission (the “SEC”) regarding the Registration Statement on Form N-2 (the “Registration Statement”) of NXG Cushing Midstream Energy Fund (the “Fund”) that was submitted to the SEC on August 11, 2023.

The Fund has considered your comments and authorized us to make on its behalf the responses and changes to the Registration Statement discussed below. For ease of reference, your comments are set forth below in bold font and are followed by the corresponding response.

Changes to disclosure referenced below are reflected in Pre-Effective Amendment No. 1 to the Registration Statement being filed by the Fund today via EDGAR. We have included page references where revised disclosure addressing a particular comment may be found.

Capitalized terms not otherwise defined in this response letter have the meaning given to them in the Registration Statement.

N-2 Cover Page

1.	Please uncheck the box next to the statement that the filing will become effective “When declared effective pursuant to Section 8(c) of the Securities Act.”

The Fund confirms that it has revised the cover page as requested. The Fund also notes that it has added Delaying Amendment language to the cover page of the Registration Statement.

General - Incorporation by Reference

2.	Please confirm that all documents incorporated by reference in the Registration Statement are hyperlinked.

The Fund confirms that all documents incorporated by reference in the Registration Statement are hyperlinked.

Cover Page – “Investment Objective”

3.	The second sentence in this paragraph reads: “The Fund’s investment objective is to obtain a high after-tax total return from a combination of capital appreciation and current income.” Please explain the meaning of “high after tax total return” and why it is applicable to the Fund, particularly in light of the fact that the Fund is no longer a “C” Corporation for U.S. federal income tax purposes.

The Fund respectfully submits that the reference to “high after-tax” total return in the Fund’s investment objective is not intended to connote a particular investment strategy beyond that which is disclosed in the prospectus and statement of additional information, but instead is intended to convey that in seeking total return, the Fund takes into account the tax consequences of its investments.

While the conversion of the Fund from a “C” Corporation to a regulated investment company (“RIC”) for U.S. federal income tax purposes limited the amount the Fund may invest in MLPs, the Fund continues to seek to invest in MLPs, which have a tax advantaged structure, to the maximum extent permitted consistent with its RIC status. The Fund has added disclosure under the heading “Investment Objective and Policies—MLPs” to (i) clarify that the Fund’s limitation on investments in MLPs is required by the Internal Revenue Code to maintain RIC status and that the Fund generally intends to invest in MLPs up to that limit and (ii) further explain the beneficial tax attributes of investments in MLPs.

The Fund respectfully submits that its stated investment objective is consistent with its intention to pursue such objective by seeking to invest in midstream energy companies in accordance with its investment policies and parameters in a tax efficient manner within the limitations applicable to RICs under the Internal Revenue Code.

Cover Page – “Investment Strategy”

4.	In the first sentence of this paragraph, please express the Fund’s 80% policy as a percentage of “net assets, plus the amount of any borrowings for investment purposes” consistent with the definition of Assets in Rule 35d-1(d)(2) under the Investment Company Act of 1940 (the “1940 Act”).

The Fund has revised the definition of Managed Assets for purposes of the Fund’s 80% policy as requested.

Cover Page – “Principal Investment Policies”

5.	Please clarify the constituents of the Fund’s 80% basket, as the 80% policy refers to “midstream energy investments,” which are “investments that offer economic exposure to securities of midstream energy companies . . . .” However, elsewhere in the Prospectus you refer to “midstream energy companies.” If you intend the 80% basket to include synthetic investments, please so state. And if any of those constitute principal strategies, please identify such principal strategies and disclose their risks.

The Fund has revised the reference to midstream energy companies in the Fund’s disclosure regarding its other 20% investments, to make it consistent with the 80% policy. The Fund’s 80% policy is intended to include synthetic investments, as noted elsewhere in the Prospectus, which states that “[a]s an alternative to holding investments directly, the Fund may obtain investment exposure through derivatives transactions intended to replicate, modify or replace the economic attributes associated with an investment in securities in which the Fund may invest directly. To the extent that the Fund invests in synthetic investments with economic characteristics similar to investments in midstream energy investments, the market (or fair) value of such investments will be counted for purposes of the Fund’s policy of investing at least 80% of its Managed Assets in a portfolio of midstream energy investments.” The Fund has added a summary of this to the description of the 80% policy, including on the cover page and in the prospectus summary.

The Fund has reviewed disclosure through the Prospectus and confirms that all principal strategies and the principal risk factors associated therewith are disclosed in the Prospectus.

6.	Please correct a typo in the disclosure that reads “. . . companies that engage provide midstream services in the energy infrastructure sector . . . .”

The Fund has revised the disclosure as requested.

7.	Clarify the types of midstream energy companies in which the Fund invests (i.e. foreign or domestic)?

The Fund has added the requested disclosure.

8.	With respect to the 50% test described in the last sentence of the first paragraph of this section, please delete “or otherwise related to” or, alternatively, further define what is meant by “otherwise related to midstream energy services.”

The Fund has deleted “or otherwise related to.”

9.	Please identify the capitalization sizes of investments in the Fund’s principal investment strategies.

The Fund has added the requested disclosure.

10.	As the Fund will be concentrated pursuant to its fundamental investment restrictions, please add disclosure regarding concentration. See also the concentration risk paragraphs in the summary and body of the Prospectus.

The Fund has added the requested disclosure and reviewed and revised the concentration risk disclosure in the Prospectus.

Cover Page – “Distributions”

11.	The penultimate sentence of this paragraph reads: “For the fiscal year ended November 30, 2022, the Fund’s distributions were comprised of approximately 28% ordinary income and 72% return of capital.” Please make this disclosure more prominent by bolding the sentence.

The Fund has revised the disclosure to be more prominent as requested.

12.	Please review the disclosure throughout the Prospectus regarding return of capital as a possibility and consider whether any revisions are appropriate in light of the percentage of the Fund’s distributions that were return of capital.

The Fund has reviewed and revised its disclosure regarding return of capital disclosure throughout the prospectus.

Prospectus Summary – “Principal Investment Policies”

13.	Please revisit the disclosure in this section and update from future tense to present tense as applicable.

The Fund has revised disclosure as requested.

14.	Please confirm supplementally that Fund is not investing principally in other sectors. See Item 8 of Form N-2.

The Fund confirms that it is not investing principally in any other sectors.

Prospectus Summary – “Leverage”

15.	Please confirm whether the Fund contemplates offering preferred shares pursuant to the Registration Statement.

The Registration Statement only registered common shares, and therefore the Fund will not offer preferred shares pursuant to the Registration Statement.

16.	Please confirm whether Registrant intends to issue preferred shares within one year of the date of effectiveness of the Registration Statement.

The Fund has no present intention to issue preferred shares within one year of the date of effectiveness of the Registration Statement.

Prospectus Summary – “Special Risk Considerations—Concentration Risk”

17.	The disclosure in this risk factor appears to use the terms “sector” and “industry” interchangeably. Please reconcile the use of those two terms.

The Fund has revised the disclosure as requested to reconcile terminology and more clearly explain the Fund’s concentration.

Summary of Fund Expenses

18.	All annual expenses should be expressed as a percentage of net assets attributable to common shares. Please confirm supplementally that this is true of the Fund’s fee table.

The Fund confirms that all annual expenses are expressed as a percentage of net assets attributable to common shares.

19.	Footnote 3 to the fee table references outstanding leverage of 14%, while the disclosure on the cover page references outstanding leverage of 17%. Please explain this discrepancy and confirm the accuracy of the Fund’s expense disclosure.

The Fund outstanding leverage as of May 31, 2023, is equal to 15% of Managed Assets, which is equal to 17% of the Fund’s net assets attributable to common shares. The Fund notes that due to typographical or rounding errors, in some instances leverage as a percentage of Managed Assets was stated as 14% and in other instances was stated as 15%. These have been revised throughout the prospectus.

20.	Footnote 3 to the fee table references a management fee waiver. Confirm whether the fee table reflects the fee waiver.

The Fund has revised the fee table and footnote 3 to reflect the management fee waiver in a separate table within footnote 3.

21.	Please supplementally confirm that amounts waived are not subject to recoupment by the adviser.

The Fund confirms that amounts waived are not subject to recoupment by the adviser.

Investment Objective and Policies – “Principal Investment Policies”

22.	The final sentence of the penultimate paragraph of this section reads: “To the extent that the Fund invests in synthetic investments with economic characteristics similar to investments in midstream energy investments, the market (or fair) value of such investments will be counted for purposes of the Fund’s policy of investing at least 80% of its Managed Assets in a portfolio of midstream energy investments.” Please clarify which investments will be valued at fair value.

The Fund has revised the disclosure as requested.

Investment Objective and Policies – “Additional Investment Practices – Temporary Defensive Investments”

23.	Please clarify in plain English what is meant by the phrase “when market conditions dictate a more defensive investment strategy.”

The Fund has revised the disclosure as requested.

Dividend Reinvestment Plan

24.	Please include disclosure that reinvested dividends increase the Fund’s Managed Assets on which fees are paid to the Adviser.

The Fund has added the requested disclosure.

25.	If applicable, please disclose that distributions reinvested pursuant to the Dividend Reinvestment Plan may include return of capital distributions.

The Fund has added the requested disclosure.

26.	We note that the Prospectus is silent with respect to whether participants in the dividend reinvestment plan are subject to a sales load. See Guide 5 to Form N-2. Please clarify whether the $15 sales fee is a per transaction fee charge and revise the fee table accordingly with respect to the sales fee. See instruction 4 to Item 3 of Form N-2, which indicates that the basis on which such fees are charged should be disclosed in a footnote to the table. The Staff would not object to the disclosure of “dividend reinvestment plan fees (per sales transaction fee)” of $15 in the fee table with additional explanation in a footnote.

The Fund has added the requested disclosure.

27.	The penultimate paragraph on page 68 states that there is no service charge to participants in the Plan. Are there other expenses the Fund pays pursuant to the Plan? Supplementally explain how any such expenses are reflected in the fee table. Additionally, clarify and explain that ultimately common shareholders pay any such fee.

The Fund confirms that the Fund does not pay additional fees related to the Plan. The fee payable to the Fund’s transfer agent, which also serves as plan agent, are included in other expenses in the fee table. The Fund has added disclosure regarding expenses borne by the Fund and that such expenses are ultimately borne by common shareholders.

Description of Shares – “Common Shares”

28.	The Prospectus states that shares will be “non-assessable, except that the Board of Trustees will have the power to cause shareholders to pay expenses of the Fund by setting off charges due from shareholders from declared but unpaid distributions owed the shareholders and/or by reducing the number of Common Shares owned by each respective shareholder.” This disclosure does not align with the legality opinion filed as an exhibit to the Registration Statement, as the opinion does not use the term non-assessable. Please reconcile the inconsistencies with respect to the use of the term non-assessable in the prospectus versus other documents. Please supplementally explain when the legality opinion ceased using the term non-assessable.

In 2011, Staff Legal Bulletin No. 19 recognized “the corporation law term ‘non-assessable’ to have no statutory equivalent in the case of equity securities of limited liability companies, limited partnerships or statutory trusts.” Furthermore the Staff stated that “legality opinion for these types of entities must address whether purchasers of securities of these entities will have any obligation to make payments to the registrant or its creditors (other than the purchase price for the securities) or contributions to the registrant or its creditors solely by reason of the purchasers' ownership of the securities.” Since that time, our legality opinions for Delaware statutory trusts have generally been drafted in a manner that we believe to be consistent with Staff Legal Bulletin No. 19.

The Fund’s Declaration of Trust does state that shares are non-assessable. See Article V, Section 2 of the Declaration of Trust. We have revised disclose in the Prospectus to clarify that this is established by the Declaration of Trust.

We respectfully submit that the disclosure in the Prospectus based on the text of the Declaration of Trust and a legality opinion that uses more nuanced language in accordance with Staff Legal Bulletin No. 19 are not inconsistent.

29.	Make the disclosure in the Prospectus regarding non-assessability, and the exception thereto, more prominent.

The Fund respectfully notes that the language in the Declaration of Trust creating the exception to non-assessability, as set forth in Article VIII, Section 2, is legal language that arose from a desire to have a consistent governing document that applied to a variety of potential funds in a fund complex, as further evidenced by references in the Declaration of Trust to classes and series, despite the Fund being structured as a listed closed-end fund. The Fund notes that no expenses have been paid or are being paid pursuant to such provision, and the Board of Trustees has no intention to cause expenses to be paid pursuant to such provision. Furthermore, the Fund notes that in any event such provision may only be utilized to the extent permitted by the 1940 Act. The Fund has added such disclosure to the Prospectus. Additionally, the Fund undertakes that if it were to seek to utilize such provision in the future, it would discuss such matter with the Staff of the SEC prior to doing so. Therefore, the Fund respectfully submits that the revised disclosure regarding non-assessabilty, and the exception thereto, is appropriate.

30.	Please add disclosure explaining in plain English how the Fund’s assessment policy operates with respect to common shares (i.e., is it based on the value of a shareholder’s investment in the Fund? If not, please explain how this comports with the requirements of the 1940 Act).

See response to Comment 29 above.

31.	Please review Article IX, Section 9 of the Fund’s Declaration of Trust, “Applicable Law.” The provision in (viii) appears to result in a waiver of fiduciary duties. We understand that Delaware law permits a fund to eliminate or alter the fiduciary duties of trustees, shareholders or other persons and replace them with the standards set forth in the declaration of trust. Provisions eliminating or altering the fiduciary duties of a fund’s trustees, officers, members of any advisory board, investment adviser or advisers, or depositor (collectively, “Fiduciary Covered Persons”) are inconsistent with the federal securities laws and the Commission’s expressed views on such persons’ fiduciary duties. Please summarize and list the applicable provisions in any governing document in an appropriate location in the Prospectus, and then immediately follow that disclosure with the statement that nothing in the Declaration of Trust modifying, restricting or eliminating the duties or liabilities of trustees or other Fiduciary Covered Persons (i.e., officers, members of any advisory board, investment adviser or advisers, or depositor) covered by the waiver provisions in the Declaration of Trust shall apply to or in any way limit the duties, including state law fiduciary duties of loyalty and care, or the liabilities of such persons with respect to matters arising under the federal securities laws.

The Fund respectfully submits that as a matter of law, the Fund’s governing documents can only define state law duties, and no modification or waiver of duties in the Fund’s governing documents could operate to waive duties imposed under federal law. Nonetheless, the Fund has added the requested disclosure to the Prospectus.

32.	With respect to Article IX, Section 11 of the Fund’s Declaration of Trust, disclose Section 11(a) and the first sentence of Section 11(c) in an appropriate location in the Prospectus and revise Section 11(c) of the Fund’s Declaration of Trust to state that it does not apply to claims under the federal securities laws.

The Fund has added the requested disclosure. The Fund respectfully submits that the Fund’s Declaration of Trust cannot be amended without a shareholder vote. However, the Fund has included in the requested disclosure that the Fund is aware of the Staff’s view that such procedures, as set forth in Article IX, Section 11, not apply to claims under the federal securities laws.

33.	With respect to Article IX, Section 11 of the Fund’s Declaration of Trust, disclose the provision contained in Section 11(b) in an appropriate location in the Prospectus and revise Section 11(b) to state that it does not apply to claims arising under the federal securities laws.

The Fund has added the requested disclosure. The Fund respectfully submits that the Fund’s Declaration of Trust cannot be amended without a shareholder vote. However, the Fund has included in the requested disclosure that the Fund is aware of the Staff’s view that such procedures, as set forth in Article IX, Section 11, do not apply to claims under the federal securities laws.

34.	The Fund is subject to the Delaware control share acquisition statute and has not broadly exempted acquisition of control shares in its trust instrument. Please disclose material provisions of the statute including (i) applicable control share voting thresholds, (ii) how voting rights may be restored and (iii) any exemptions for acquisitions of control shares. Also disclose (i) the rationale for the Fund not broadly exempting control share acquisition, (ii) impact on shareholders of these provisions and (iii) whether the Board has considered the provisions and determined that they are in best interests of the Fund and shareholders. Please also disclose that recent federal and state court precedent has held that control share acquisition provisions are not consistent with the provisions of the 1940 Act.

The Fund notes that disclosure regarding the terms of the Delaware control share acquisition statute was included in the Fund’s proxy statement, filed April 21, 2023, and incorporated by reference into the Prospectus. The Fund has nonetheless replicated that disclosure in the Prospectus, with further additions to address the Staff’s comment.

Statement of Additional Information – “Investment Restrictions”

35.	The disclosure regarding the Fund’s fundamental concentration restriction currently states “that the Fund will, in normal circumstances, invest more than 25% of its assets in the natural resources industry.” Please clarify that by “assets” in the policy, the Fund means “total assets” as required by the instruction to item 8.2 of Form N-2.

The Fund has added disclosure to clarify the definition of assets in its fundamental concentration restriction.

36.	Please consider whether the disclosure in the fundamental concentration restriction regarding investments in MLPs operating in the natural resources industry should be clarified so that it may be understood by a reasonable investor.

The Fund has added disclosure to clarify its fundamental concentration restriction.

37.	Please add disclosure clarifying the Fund’s policy with respect to concentration in a group of industries. See Section 8(b)(1)(E) of the 1940 Act and Item 17.2.e. of Form N-2. The Staff would not object if this disclosure is contained in a footnote.

The Fund has added disclosure to clarify its fundamental concentration restriction.

Part C – Item 25. Financial Statements and Exhibits

38.	The exhibits filed pursuant to Item 25 of Form N-2 appear to be misnumbered on the Fund’s EDGAR page. Revise to correspond to the exhibit numbers listed in Part C.

The Fund has revised the EDGAR exhibit numbering as requested.

39.	In Item 25(1) add a reference to the financial statements included in the Fund’s semi-annual report incorporated by reference into the Registration Statement, and hyperlink both documents.

The Fund has added hyperlinks as requested.

40.	The link for exhibit (a)(i) directs to an incorrect document. Correct the hyperlink.

The Fund has corrected the hyperlinks to exhibits and has re-filed all exhibits for which the hyperlink in the initial filing were incorrect.

41.	With respect to exhibit (z)(ii), Form of Prospectus Supplement for Rights Offering, the Prospectus for any rights offering should provide an example showing the extent of the dilutive effect of the offering when the subscription price is below net asset value on the pricing date. Add this disclosure to the exhibit if it is not present.

The Fund confirms that the requested disclosure appears on page iii, and in tabular format on page S-17, of the Form of Prospectus Supplement for Rights Offerings filed as exhibit (z)(ii).

42.	Include hyperlinks to documents incorporated by reference in the exhibit table in the footnotes.

The Fund has included the requested hyperlinks.

Accounting Comments

44.	Footnote 3 to the fee table references a management fee waiver. Confirm whether the fee table reflects the fee waiver.

The Fund has revised the fee table and footnote 3 to reflect the management fee waiver in a separate table within footnote 3.

45.	In reference to the section “Senior Securities,” we note that the Fund’s Statement of Assets and Liabilities at November 30, 2022 includes a line item “Due to custodian” in an amount of ($22,000,000). Please explain to the Staff what this line item represents.

On November 30, 2022, the Fund reduced its outstanding borrowings by paying down $22 million under its borrowing facility. As a result of the timing of processing such pay down through the custodian, on November 30, 2022, the Fund recorded a reduction in the amount of its outstanding borrowings of $22 million and a corresponding entry “Due to Custodian” of $22 million. As of November 30, 2022, the Fund also held $22,785,742 in short term investments in the form of investments in two money market funds. On December 1, 2022, the liquidation of $22 million of short-term investments was completed and the Fund recorded a debit of its short term investments in the amount of $22 million and the entry for Due to Custodian was credited $22 million, thus eliminating this line item.

The Fund has added a footnote to the Senior Securities table in the Prospectus explaining the foregoing.

*   *   *   *   *

Please telephone me at 312-407-0641 with any questions or comments you may have.

Sincerely,

/s/ Kevin Hardy

cc:	NXG Cushing Midstream Energy Fund

Mark Rhodes
Blake Nelson
Jeff Engelsman